United States securities and exchange commission logo





                 December 1, 2021

       Clay Whitehead
       Chief Executive Officer
       Papaya Growth Opportunity Corp. I
       2201 Broadway, #750
       Oakland, CA 94612

                                                        Re: Papaya Growth
Opportunity Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-261317

       Dear Mr. Whitehead:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
       Attorney, at (202) 551-3763 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Edward P. Bromley III